EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Globus Medical, Inc.:

We consent to the incorporation by reference in the Registration Statement (Nos. 333-184196 and 333-198698) on Form S-8 of Globus Medical, Inc. of our report dated February 26, 2015, with respect to the consolidated balance sheet of Globus Medical, Inc. as of December 31, 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the two-year period ended December 31, 2014, and the related financial statement schedule for the years ended December 31, 2014 and 2013, which report appears in the December 31, 2015 Annual Report on Form 10-K of Globus Medical, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2016